Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2020 (the “2020 Form 18-K”). To the extent that the information included in this section differs from the information set forth in the 2020 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

To date, more than 78 million people have been fully vaccinated with the COVID-19 vaccines authorized for use in Mexico. On February 21, 2022, Mexico began administering a third dose to people aged 18 years and older.

Form of Government

The Government

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	61	47.7	202	40.4
National Action Party	23	17.9	113	22.6
Institutional Revolutionary Party	13	10.2	71	14.2
Citizen Movement Party	8	6.3	24	4.8
Ecological Green Party of Mexico	6	4.7	42	8.4
Labor Party	4	3.1	33	6.6
Social Encounter Party	4	3.1	0	0.0
Democratic Revolution Party	3	2.3	15	3.0
Unaffiliated	6	4.7	0	0.0
Total	128	100.0%	500	100.0%

Note:	Percentages may not total due to rounding. Individual members of Congress may change party affiliations.
(1)	As of February 28, 2022.

Source: Senate and Chamber of Deputies.

Internal Security

On January 31, 2022, senior government officials from Mexico and the United States announced the Action Plan for the Bicentennial Framework for the next three years. The Plan’s three main goals are: (1) to protect the people of both countries by building sustainable, healthy and secure communities; (2) to prevent transborder crime by diminishing the capacity of Transnational Criminal Organizations (TCOs) and preventing the trafficking of drugs, arms and wildlife, migrant smuggling and trafficking in persons; and (3) to pursue criminal networks by disrupting TCO financial networks and reducing their ability to profit from illicit activities both transnationally and in cyberspace.

Environment

On February 8, 2022, the Ministry of Foreign Affairs presented the Mexico-United States Electric Vehicle Working Group, a high-level initiative developed jointly by the Foreign Ministry and the University of California. The goal of the initiative is to ensure a coordinated and strategic transition towards the use of electric vehicles. This includes cross-sectoral work in five main areas: (1) innovation, (2) human capital, (3) provider development, (4) infrastructure development, and (5) governance structures.

THE ECONOMY

Gross Domestic Product

According to preliminary figures, Mexico’s economy expanded by 4.8% in real terms in 2021, reflecting a gradual recovery of economic activity. Projections for Mexico’s economic performance for the full year 2021 and beyond have been adjusted upwards. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2020 Form 18-K. The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP by Sector (In Billions of Pesos)(1)

	2020(2)		2021(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	594.1	Ps.	611.3
Secondary Activities:
Mining		851.3		865.2
Utilities		269.9		267.9
Construction		1,008.5		1,081.6
Manufacturing		2,657.7		2,885.5
Tertiary Activities:
Wholesale and retail trade		2,933.8		3,235.4
Transportation and warehousing		958.3		1,102.5
Information		569.9		588.0
Finance and insurance		851.3		822.3
Real estate, rental and leasing		2,058.0		2,104.1
Professional, scientific and technical services		339.0		359.1
Management of companies and enterprises		116.1		118.2
Support for business		702.8		522.7
Education services		672.4		665.9
Health care and social assistance		389.2		420.5
Arts, entertainment and recreation		43.9		58.2
Accommodation and food services		227.9		303.4
Other services (except public administration)		308.5		315.6
Public administration		714.5		711.6

Gross value added at basic values		16,266.5		17,038.7
Taxes on products, net of subsidies		709.3		751.4

GDP	Ps.	16,975.8	Ps.	17,790.2

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 3 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	2020(2)	2021(2)
GDP (real pesos)	(8.2)%	4.8%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	0.3	2.9
Secondary Activities:
Mining	(0.7)	1.6
Utilities	(5.8)	(0.5)
Construction	(17.6)	7.2
Manufacturing	(9.6)	8.6
Tertiary Activities:
Wholesale and retail trade	(8.9)	10.3
Transportation and warehousing	(20.2)	15.0
Information	(1.2)	3.2
Finance and insurance	(5.5)	(3.4)
Real estate, rental and leasing	(0.3)	2.2
Professional, scientific and technical services	(2.7)	5.9
Management of companies and enterprises	7.0	1.8
Administrative support, waste management and remediation services	1.0	(25.6)
Education services	(2.3)	(1.0)
Health care and social assistance	(2.3)	8.0
Arts, entertainment and recreation	(43.3)	32.6
Accommodation and food services	(44.7)	33.1
Other services (except public administration)	(16.1)	2.3
Public administration	0.6	(0.4)

Note:	Percentages may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.5% as of December 31, 2021, a 0.3 percentage point decrease from the rate as of December 31, 2020. As of December 31, 2021, the economically active population in Mexico fifteen years of age and older was 58.8 million. As of February 28, 2022, the minimum wages were Ps. 260.34 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 172.87 per day for the rest of Mexico, an increase of 22% and 22%, respectively, from the applicable minimum wages in effect from January 1, 2021 to December 31, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2020 Form 18-K.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments–COVID-19 Crisis” in the 2020 Form 18-K.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 4 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	2020(2)			2021(2)
Food	Ps.	690.9	0.3%	Ps.	703.6	1.8%
Beverage and tobacco products		161.8	(7.5)		177.6	9.8
Textile mills		17.8	(29.5)		23.6	33.2
Textile product mills		11.7	(13.7)		12.9	10.2
Apparel		39.2	(33.5)		48.8	24.6
Leather and allied products		14.5	(33.0)		17.0	17.2
Wood products		21.7	(12.2)		25.3	16.5
Paper		51.4	(4.8)		56.3	9.6
Printing and related support activities		15.7	(15.1)		19.0	20.8
Petroleum and coal products		33.2	(15.8)		39.7	19.6
Chemicals		222.0	(3.4)		223.3	0.6
Plastics and rubber products		77.9	(8.6)		90.9	16.7
Nonmetallic mineral products		68.6	(8.6)		76.2	11.0
Primary metals		158.8	(8.6)		174.7	10.0
Fabricated metal products		87.9	(8.2)		102.8	17.0
Machinery		97.1	(17.7)		113.5	16.8
Computers and electronic products		224.6	(8.1)		246.6	9.8
Electrical equipment, appliances and components		86.7	(1.9)		100.7	16.2
Transportation equipment		490.6	(19.7)		534.1	8.9
Furniture and related products		25.4	(17.3)		32.0	26.0
Miscellaneous		60.2	(10.7)		67.0	11.3

Total expansion/contraction	Ps.	2,657.7	(9.6)%	Ps.	2,885.5	8.6%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On January 20, 2022, Petróleos Mexicanos (PEMEX) completed its purchase of the remaining interest in the Deer Park refinery in Houston, Texas, by acquiring Shell’s 50.005% share for U.S.$596 million. For more information on PEMEX’s acquisition of the Deer Park refinery, see “The Economy—Principal Sectors of the Economy—Petroleum and Petrochemicals” in Amendment No. 2 to the 2020 Form 18-K.

Electric Power

On December 15, 2021, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) announced its 2022-2026 business plan. The plan includes, among other things, (1) eight main objectives designed to consolidate its position as the leading energy company in Mexico and contribute to the sustainable development of the country, (2) a diagnosis of the current operational, administrative, regulatory and financial situation of the CFE, (3) an investment program and (4) operational and financial projections.

On February 8, 2022, the CFE issued two series of sustainable bonds for an aggregate principal amount of U.S.$1.75 billion with maturities in May 2029 and February 2052, respectively. This marked the CFE’s first issuance of sustainable bonds, with proceeds to be applied to finance renewable energy, energy efficiency and social inclusion projects, among others.

Tourism

On January 28, 2022, the Ministry of Tourism and Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (National Financier for Agricultural, Rural, Forestry and Fisheries Development, or FND) signed a collaboration agreement to implement strategies and financing instruments that favor the production and sale of regional products, handicrafts and services focused on micro-, small- and medium-sized enterprises. FND will grant loans and financial services to activities carried out in rural tourist areas and will promote access to financing for productive projects, which will have interest rates ranging from 7 to 16 percent, depending on the type of project. The Ministry of Tourism will identify tourism projects that have an economic impact on rural areas.

On February 10, 2022, the Minister of Tourism announced that foreign exchange income from international visitors in 2021 exceeded U.S. $19.7 billion, an 80.0% increase with respect to 2020, and 19.4% less than the 2019 level.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2020 Form 18-K.

Table No. 5 – Money Supply

	At December 31,
	2020		2021(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,905,670	Ps.	2,226,621
Checking deposits
In domestic currency		1,970,337		2,145,412
In foreign currency		578,654		658,895
Interest-bearing peso deposits		1,163,208		1,316,606
Savings and loan deposits		27,836		29,297

Total M1	Ps.	5,645,705	Ps.	6,376,832

M4	Ps.	14,419,815	Ps.	15,327,717

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.

Source: Banco de México.

Inflation

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 6 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(6) 16.2(7)
2020	3.2	4.1	4.8;(6) 20.0(7)
2021	7.4	9.3	15.0(6); 15.0(7)
2022:
January	7.1	8.8	22.0(6); 22.0(7)

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	2021 data includes preliminary figures for August 2021 to December 2021. Preliminary figures for January 2022.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 7 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	4.7	3.3	4.9	5.0
2022:
January	5.5	6.0	3.8	5.7	5.9

Source: Banco de México.

On February 24, 2022, the 28-day Cetes rate was 5.9% and the 91-day Cetes rate was 6.3%.

On February 10, 2022, Banco de México held its first monetary policy meeting of 2022. In the meeting, Banco de México increased the overnight interbank interest rate by 50 basis points, from 5.50% to 6.00%. The decision took into account factors impacting inflation, risks to medium and long-term expectations and price formation, and ongoing challenges to global economic and financial conditions.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 8 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.6352	20.4978

Source: Banco de México.

On February 28, 2022, the peso/U.S. dollar exchange rate closed at Ps. 20.4257 = U.S.$1.00, a 0.2% appreciation in dollar terms as compared to the rate on December 31, 2021. The peso/U.S. dollar buying exchange rate published by Banco de México on February 28, 2022 (which took effect on the second business day thereafter) was Ps. 20.3430 = U.S.$1.00.

Banking System

At the end of December 2021, the total assets of the banking sector were Ps. 11,078 billion, which represented a real annual decrease of 7.8% as compared to the end of December 2020. The current loan portfolio of the banking sector had a balance of Ps. 5,435 billion, a real annual decrease of 2.0% as compared to the end of December 2020. The banking sector’s net result was Ps. 182 billion at the end of December 2021, 65.7% higher in real terms as compared to the end of December 2020. At the end of December 2021, the Multiple Banking sector was comprised of 50 operational financial institutions.

Banking Supervision and Support

At the end of December 2021, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.5%, as compared to 17.7% at the end of December 2020. As a result, the institutions of multiple banking were placed in the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2020 Form 18-K.

Securities Markets

On February 25, 2022, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 52,555.60 points, representing a 1.3% decrease from the level at December 31, 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 9 – Exports and Imports

	2020(1)		2021(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	17,483.9	U.S.$	28,925.6
Crude oil		14,683.7		23,983.9
Other		2,800.2		4,941.7
Non-oil products		399,515.5		465,298.9
Agricultural		18,284.6		19,668.2
Mining		7,407.5		9,554.8
Manufactured goods(2)		373,823.4		436,075.9

Total merchandise exports		416,999.4		494,224.5

Merchandise imports (f.o.b.)
Consumer goods		45,979.8		62,017.6
Intermediate goods(2)		303,733.2		403,163.7
Capital goods		33,272.9		40,534.3

Total merchandise imports		382,985.9		505,715.6

Trade balance	U.S.$	34,013.5	U.S.$	(11,491.1)

Average price of Mexican oil mix(3)	U.S.$	35.7	U.S.$	65.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 10 – Balance of Payments

	2020(1)		2021(1)
	(in millions of dollars)
Current account(2)	U.S.$	26,210	U.S.$	(4,886)
Credits		484,530		583,613
Merchandise exports (f.o.b.)		416,999		494,225
Non-factor services		17,037		27,257
Transport		1,934		2,384
Tourism		10,996		19,796
Insurance and pensions		3,088		3,719
Financial services		453		574
Others		567		785
Primary income		9,301		9,755
Secondary income		40,605		51,586
Debits		458,320		588,479
Merchandise imports (f.o.b.)		382,986		505,716
Non-factor services		28,264		38,670
Transport		11,110		18,428
Tourism		3,475		5,182
Insurance and pensions		5,532		6,662
Financial services		2,522		2,630
Others		5,627		5,768
Primary income		45,197		42,667
Secondary income		967		1,125
Capital account		(13)		(48)
Credit		260		220
Debit		273		268
Financial account		22,091		3,086
Direct investment		(22,224)		(32,338)
Portfolio investment		10,344		41,557
Financial derivatives		(1,800)		2,083
Other investment		26,782		(18,504)
Reserve assets		11,990		10,288
International reserves		16,029		8,689
Valuation adjustment		4,039		(1,600)
Errors and omissions		(4,106)		8,000

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In 2021, Mexico’s current account registered a deficit of U.S.$ 4.9 billion, or 0.4% of GDP, compared to a surplus of U.S.$26.2 billion, or 2.3% of GDP, in 2020.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 11 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2018	174.6	176.1
2019	180.7	184.2
2020	195.7	199.1
2021	202.4	207.7
2022:
January	201.6	209.6
February	201.5	209.6

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 12 – Selected Budgetary Expenditures; 2021 and 2022 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2020(1)		2021(1)		2021 Budget(2)		2022 Budget(2)
Health	Ps	. 154.0	Ps	. 173.2	Ps.	145.4	Ps.	193.9
Education		345.0		369.8		337.9		364.6
Housing and community development		13.9		18.8		16.6		16.6
Government debt service		565.6		524.7		541.1		580.6
CFE and PEMEX debt service		120.5		162.3		171.6		172.1
PEMEX debt service		97.0		142.1		141.8		142.6
CFE debt service		23.5		20.2		29.8		29.6

(1)	Preliminary figures.
(2)

2021 and 2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021 and 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 and 2022 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget and 2022 Budget.

Table No. 13 – Budgetary Results; 2021 and 2022 Budget Assumptions and Targets

	Actual
	2020(1)	2021(1)	2021 Budget(2)	2022 Budget(2)
Real GDP growth (%)	(8.2)%	4.8%	3.6 – 5.6%	3.6 – 4.6%
Increase in the national consumer price index (%)	3.2%	7.4%	3.0%	3.4%

Average export price of Mexican oil mix (U.S.$/barrel)(3)	36.24	65.31	42.00	55.1
Average exchange rate (Ps./$1.00)	21.5	20.3	22.1	20.3
Average rate on 28-day Cetes (%)	5.3%	4.4%	4.0%	5.0%
Public sector balance as % of GDP(4)	(2.9)%	(2.9)%	(0.7)%	0.0%
Primary balance as % of GDP(4)	0.1%	(0.3)%	0.0%	(0.3)%
Current account deficit as % of GDP	2.3%	(0.4)%	(2.0)%	(0.4)%

(1)	Preliminary figures.
(2)

2021 and 2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021 and 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 and 2022 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2020 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 14 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2020(2)	2021(2)	2021 Budget(3)	2022 Budget(3)
Budgetary revenues	5,340.0	5,960.9	5,538.9	6,172.6
Federal Government	4,088.5	4,317.0	4,080.2	4,555.5
Taxes	3,338.9	3,566.6	3,533.0	3,944.5
Income tax	1,760.5	1,895.4	1,908.2	2,073.5
Value-added tax	987.5	1,123.7	978.9	1,213.8
Excise taxes	460.7	399.2	510.7	505.2
Import duties	57.9	75.5	61.6	72.9
Tax on the exploration and exploitation of hydrocarbons	6.9	7.0	6.9	7.5
Export duties	0.0	0.0	—	—
Luxury goods and services	n.a.	n.a	n.a.	n.a
Other	65.4	65.8	66.7	71.6
Non-tax revenue	749.6	750.4	547.2	610.9
Fees and tolls	72.6	90.8	42.3	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	198.2	364.9	343.0	370.9
Fines and surcharges	470.2	287.8	152.5	184.9
Other	8.5	6.8	9.4	7.9
Public enterprises and agencies	1,251.4	1,643.9	1,458.7	1,617.2
PEMEX	407.5	791.8	593.7	716.1
Others	843.9	852.2	865.1	901.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2021 and 2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021 and 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 and 2022 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 15 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At December 31,
	2020	2021
Historical Balance of Public Sector Borrowing Requirements	51.7%	50.1%

(1)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2020 Form 18-K.

Internal Debt

Internal Government Debt

As of February 28, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 16 – Gross and Net Internal Debt of the Public Sector

	At December 31,
	2020		2021
	(in billions of pesos)
Gross Debt	Ps.	7,979.4	Ps.	8,927.7
By Term
Long-term		7,404.3		8,354.6
Short-term		575.1		573.2
By User
Federal Government		7,461.2		8,334.5
State Productive Enterprise (PEMEX and CFE)		287.4		306.1
Development Banks		230.8		287.1
Financial Assets		380.6		363.5
Total Net Debt	Ps.	7,598.8	Ps.	8,564.2
Gross Internal Debt/GDP		34.2%		34.1%
Net Internal Debt/GDP(1)		32.5%		32.7%

(1)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 17 – Gross and Net Internal Debt of the Government (1)

	At December 31,
	2020(2)			2021(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	7,008.3	93.9%	Ps.	7,878.5	94.5%
Cetes		979.0	13.1		1,072.3	12.9
Floating Rate Bonds		804.5	10.8		788.5	9.5
Inflation-Linked Bonds		1,802.2	24.2		2,235.5	26.8
Fixed Rate Bonds		3,414.4	45.8		3,356.9	40.3
STRIPS of Udibonos		8.2	0.1		8.7	0.1
Other(3)		452.9	6.1		456.0	5.5

Total Gross Debt	Ps.	7,461.2	100.0%	Ps.	8,334.5	100.0%

Net Debt
Financial Assets(4)		(304.3)			(260.1)

Total Net Debt	Ps.	7,156.9		Ps.	8,074.4

Gross Internal Debt/GDP		31.9%			31.8%
Net Internal Debt/GDP		30.6%			30.8%

Note:	Numbers may not total due to rounding.
(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 126.5 billion at December 31, 2020 and Ps. 122.9 billion at December 31, 2021 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

The following table sets forth Mexico’s net external public sector debt at the dates indicated.

Table No. 18 – Net External Debt of the Public Sector

	At December 31(1)
	2020		2021
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	221,522.0	U.S.$	218,421.0
Gross External Debt/GDP		19.1%		17.4%
Net External Debt/GDP(1)		18.9%		17.2%

Note:	Numbers may not total due to rounding.
(1)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 19 – Gross External Debt of the Government by Currency

	At December 31,
	2020			2021
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	76,836.5	68.4%	U.S.$	78,717.0	68.5%
Japanese Yen		6,507.9	5.8		6,784.1	5.9
Swiss Francs		2,133.9	1.9		2,070.0	1.8
Pounds Sterling		2,017.5	1.8		2,000.2	1.7
Euros		24,823.6	22.1		24,824.2	21.6
Others		16.6	0.0		442.0	0.4

Total	U.S.$	112,336.0	100.0%	U.S.$	114,837.5	100.0%

Table No. 20 – Net External Debt of the Government(1)

	At December 31(1)
	2020		2021
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	111,062.3	U.S.$	112,744.5
Gross External Debt/GDP		9.6%		9.0%
Net External Debt/GDP(1)		9.5%		8.9%

Table No. 21 – Net Debt of the Government

	At December 31,
	2020	2021
Internal Debt	76.4%	77.7%
External Debt(1)	23.6%	22.3%

Note:	Numbers may not total due to rounding.

Source: Ministry of Finance and Public Credit.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2021) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

External Securities Offerings and Liability Management Transactions

On February 11, 2022, Mexico issued €800,000,000 of its 2.375% Global Notes due 2030.